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Exhibit 3.3

CERTIFICATE OF AMENDMENT
TO
AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
BOOMERANG HOLDINGS, Inc.

        BOOMERANG HOLDINGS, INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "Corporation"), does hereby certify as follows:

        FIRST:    That the name of the Corporation is: BOOMERANG HOLDINGS, INC.

        SECOND:    That the original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on March 1, 2006 and that the Amended and Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on June 15, 2006.

        THIRD:    Article SIXTH of the Amended and Restated Certificate of Incorporation is hereby amended and restated to read in its entirety as follows:

        SIXTH:    The following provisions (A) through (G) shall apply during the period commencing upon the filing of this Amended and Restated Certificate of Incorporation and terminating upon the consummation of any "Business Combination," and may not be amended during the "Target Business Acquisition Period." A "Business Combination" shall mean the acquisition by the Corporation, whether by merger, capital stock exchange, asset or stock acquisition or other similar type of transaction, of an operating business having a fair market value equal to at least 80% of the Corporation's net assets, (excluding the amount held in the Trust Fund (defined below) representing deferred underwriting compensation) at the time of such acquisition ("Target Business"). The "Target Business Acquisition Period" shall mean the period from the consummation of the Corporation's initial public offering of securities ("IPO") up to and including the first to occur of (a) a Business Combination and (b) the Termination Date (defined below).

        A.    The Corporation shall not, and no officer, director or employee of the Corporation shall, disburse any of the proceeds held in the Trust Fund except (i) for taxes payable on the interest income earned on the proceeds held in the Trust Fund, (ii) for the release of up to Three Million Five Hundred Thousands Dollars ($3,500,000) of the interest income earned on the Trust Fund during the one-year period following the consummation of the IPO to fund the Corporation's working capital requirements, (iii) in connection with a Business Combination or thereafter, including the payment of any deferred underwriting compensation, (iv) upon the dissolution of the Corporation as discussed in paragraph (D) below, or (v) as otherwise set forth herein, in each case in accordance with the trust agreement between the Corporation and the trustee named therein regulating the Trust Fund.

        B.    Prior to the consummation of any Business Combination, the Corporation shall submit such Business Combination to its stockholders for approval regardless of whether the Business Combination is of a type which normally would require such stockholder approval under the General Corporation Law. In the event that the holders of a majority of the IPO Shares (defined below) cast their respective votes at the meeting to approve the Business Combination, the Corporation shall be authorized to consummate the Business Combination; provided that the Corporation shall not consummate such Business Combination if 20% or more in interest of the holders of IPO Shares exercise their conversion rights described in paragraph C below.

        C.    In the event that a Business Combination is approved in accordance with the above paragraph (B) and is consummated by the Corporation, any stockholder of the Corporation holding shares of Common Stock issued in the IPO ("IPO Shares") who voted against such Business Combination may, contemporaneously with such vote, demand that the Corporation convert such stockholder's IPO Shares into cash. If so demanded, the Corporation shall, promptly after consummation of the Business Combination, convert such shares into cash at a per share conversion price equal to the quotient determined by dividing (i) the amount in the Trust Fund, inclusive of any interest thereon, net of any taxes payable on such interest income and any interest income up to Three Million Five Hundred Thousand Dollars ($3,500,000) that has been released to the Corporation to fund the Corporation's working capital requirements, and any deferred underwriting compensation included therein, calculated as of two business days prior to the consummation of the Business Combination, by (ii) the total number of IPO Shares. "Trust Fund" shall mean the trust account established by the Corporation at the consummation of its IPO and into which a certain amount of the net proceeds of the IPO and certain other amounts, is deposited.

        D.    In the event that the Corporation does not consummate a Business Combination by the later of (i) eighteen (18) months after the consummation of the IPO or (ii) twenty-four (24) months after the consummation of the IPO in the event that either a letter of intent, an agreement in principle or a definitive agreement to complete a Business Combination was executed but was not consummated within such eighteen (18) month period (such later date being referred to as the "Termination Date"), the Board of Directors shall adopt a resolution, no later than 15 days after the Termination Date, pursuant to Section 275(a) of the General Corporation Law finding the dissolution of the Corporation advisable and shall provide such notices as are required by Section 275(a) of the General Corporation Law as promptly thereafter as possible and the directors and officers shall take all such action necessary to dissolve the Corporation. In the event that the stockholders vote in favor of such dissolution and the Corporation is so dissolved, the Corporation shall promptly adopt and implement a plan of distribution which provides that only the holders of IPO Shares shall be entitled to share ratably in the Trust Account plus any other net assets of the Corporation not used for or reserved to pay obligations and claims or such other corporate expenses relating to or arising during the Corporation's remaining existence, including costs of dissolving and liquidating the Corporation. The Corporation shall pay no liquidating distributions with respect to any shares of capital stock of the Corporation other than IPO Shares. This shall paragraph (d) terminate automatically with no action required by the Board of Directors or the stockholders in the event the Business Combination has been consummated prior to the Termination Date.

        E.    A holder of IPO Shares shall be entitled to receive distributions from the Trust Fund only in the event of a liquidation of the Corporation or in the event such holder demands conversion of its shares in accordance with paragraph C, above. In no other circumstances shall a holder of IPO Shares have any right or interest of any kind in or to the Trust Fund.

        F.    Unless and until the Corporation has consummated a Business Combination as permitted under this Article SIXTH, the Corporation may not consummate any other business combination, whether by merger, acquisition, asset purchase or otherwise.

        G.    During the Target Business Acquisition Period, this Article SIXTH may only be amended upon (i) the adoption, in accordance with Section 242 of the General Corporation Law, by the Board of Directors of a resolution in favor of a proposed amendment, declaring that such amendment is in the best interests of and advisable to the Corporation and the stockholders and calling for the proposed amendment to be presented to the stockholders of the Corporation for approval; and (ii) the approval of the proposed amendment by unanimous vote of all the shares of Common Stock outstanding and entitled to vote on such proposed amendment, at a meeting called and held upon notice in accordance with Section 222 of the General Corporation Law.

        FOURTH:    Article SEVENTH of the Amended and Restated Certificate of Incorporation is hereby amended and restated to read in its entirety as follows:

        SEVENTH:    The directors shall be divided into three (3) classes designated as Class I, Class II and Class III, respectively. Directors shall be assigned to each class in accordance with a resolution or resolutions adopted by the Board of Directors. At the annual meeting of the stockholders in 2007, the term of office of the initial Class I directors shall expire and Class I directors shall thereafter be elected for a full term of three years. At the annual meeting of the stockholders in 2008, the term of office of the initial Class II directors shall expire and Class II directors shall thereafter be elected for a full term of three years. At the annual meeting of the stockholders in 2009, the term of office of the initial Class III directors shall expire and Class III directors shall thereafter be elected for a full term of three years. as Every year the terms of office of one class of directors shall expire, and their successors shall be elected for terms of three (3) years. Initially, the directors in Class I and Class II will hold office for one and two-year terms, respectively. At each succeeding annual meeting of stockholders, directors shall be elected to hold office for a full term of three years to succeed the directors of the class whose terms expire at such annual meeting.

        Except as otherwise provided in this Amended and Restated Certificate of Incorporation, the number of directors constituting the Board of Directors shall be determined by the Board of Directors, subject to the by-laws of the Corporation. Except as otherwise provided in this Amended and Restated Certificate of Incorporation, any vacancy in the Board of Directors, whether arising from death, resignation, disqualification, removal, an increase in the number of directors or any other reason, may be filled by the vote of either a majority of the directors then in office, though less than a quorum (as defined in the Corporation's by-laws), by the sole remaining director or by the stockholders at the next annual meeting thereof or at a special meeting called for such purpose. Stockholders may not apply to request that the Court of Chancery of the State of Delaware summarily order an election to be held to fill any vacancies in the Board of Directors whether or not, at the time of filling any vacancy or any newly created directorship, the directors then in office shall constitute less than a majority of the whole Board of Directors as constituted immediately prior to any such vacancy or increase. Except as otherwise provided in this Amended and Restated Certificate of Incorporation, each director so elected shall hold office until the next meeting of the stockholders in which the election of directors is in the regular order of business and until his successor shall have been elected and qualified.

        FIFTH:    That the amendments to the Amended and Restated Certificate of Incorporation of the Corporation set forth in this Certificate of Amendment have been duly adopted in accordance with Sections 228 and 242 of the General Corporation Law of the State of Delaware.

        IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its duly authorized officer as of this 11th day of August, 2006.

BOOMERANG HOLDINGS, INC.
By:	/s/ GREGG EISENBERG Gregg Eisenberg Chairman of the Board
ATTEST
By:	/s/ MICHAEL CULLEN Michael Cullen Secretary

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CERTIFICATE OF AMENDMENT TO AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF BOOMERANG HOLDINGS, Inc.